Mail Stop 3561
								February 28, 2006

Robert C. Harris
564 Wedge Lane
Fernley, Nevada 89408

	Re: 	Cantop Corporation
		Amendment No. 1 to Registration Statement on Form SB-2
		Filed January 27, 2006
		File No. 333-128697

Dear Mr. Harris:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 3
1. We note your response to comment 5 in our letter dated October
25,
2005. Please explain in this section and in the description of business section why the claims are being held in trust and disclose any risks to you of not holding the claims directly.

Summary Financial Information, page 4
2. Please correct here, on page 24 and on page F-8, the amount presented as your net loss from inception on February 22, 2005 to July 31, 2005.



Plan of Distribution, page 13
3. Please revise the last sentence of the second paragraph of the added text to disclose that there can be no assurance that increased liquidity of the shares will result from an OTCBB listing.

Biographical Information, page 15
4. Since the statement regarding the history of John Tann Ltd, is not based or personal knowledge of the registrant, we suggest that this reference be deleted, while you retain a description of that firm`s business.

Description of Business, page 19

Description, Location and Access, page 20
5. You have not provided us with a copy of Mr. Sookochoff`s report, as requested by comment 16 in our letter dated October 25, 2006.
Please advise.

Mineralization, page 20
6. Please tell us why you are relying on a 1963 report from the Minister of Mines, rather than a more current one, if any such report is available.

Financial Statements, page 27
7. Please update the financial statements and related financial information included in the filing, as required by Item 310(g) of Regulation S-B. Specifically, please present an interim balance sheet as of your first quarter (October 31, 2005) and a statement of operations and cash flows for the quarter ended October 31, 2005 and update the notes to your financial statements as necessary.
Please
also note that as an exploration stage enterprise you are required to present cumulative statements of operation, cash flow and stockholders` equity since your inception to the most recent balance sheet date presented. Additionally, please update your summary financial information on page 4, plan of operation on page 24 and any other section of your filing, as necessary, to reflect the revisions from your updated interim financial statements.






Part II, page II-1

Undertakings, page II-5
8. Please include the revised form of undertakings required by Items
512(a) and (g) of Regulation S-B.  See Release 33-8591, effective
December 1, 2005.

Exhibit 10.2
9. We note your response to comment 27 in our letter dated October 25, 2005 and note that you filed a letter from Mr. Sostad confirming that he holds the claims in trust for you. Please file the trust document.

				* * * * * * * * *

	You may contact Yon Kim at (202) 551-3323 or William Choi at
(202) 551-3716 if you have questions regarding comments on the financial statements or related matters. Please contact Albert Yarashus at (202) 551-3239, Ellie Quarles, Special Counsel, at
(202)
551-3238, or me at (202) 551-3270 with any other questions.


								Sincerely,


								H. Christopher Owings

Assistant Director

cc:  Karen Batcher
      FAX (619) 789-6262
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Robert C. Harris
Cantop Ventures, Inc.
February 28, 2006
Page 1